EXHIBIT 99.1

Galapagos announces departure of Bart Filius, Chief Operating Officer and Chief Financial Officer

Mechelen, Belgium; 2 May 2023, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced the departure of Bart Filius, President, Chief Operating Officer and Chief Financial Officer.

Bart Filius joined Galapagos in 2014 as Chief Financial Officer and subsequently took on the responsibility as Chief Operating Officer in 2017. In 2021, he was named President of the company. In his roles, Bart oversaw finance, business development, commercial strategy, human resources, and other business operations.

“On behalf of the Board of Directors and management, I sincerely want to thank Bart for his significant contributions and achievements. During his tenure, Bart managed the substantial growth and financing of the company, including the IPO on Nasdaq and subsequent follow-on financing transactions. He also led the negotiations of the R&D collaboration with Gilead and was instrumental in the build-out of our European commercial organization. I personally want to thank Bart for his invaluable support during my first year as CEO, and I am very grateful for his years of leadership and commitment. We wish Bart all the best in his future endeavors,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos.

“I am very proud of what we achieved with Galapagos over the last almost nine years, and I want to express a warm thank you to my colleagues and teams for their contributions, resilience, and dedication. While the time has come for me to explore new opportunities, I am confident that the company’s strong fundamentals will drive future growth as we continue to innovate and bring transformational medicines to patients,” added Bart Filius.

Bart Filius will leave the company as per 30 June 2023. Recruitment efforts to appoint a successor are actively ongoing.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Media relations contact
Marieke Vermeersch
+32 479 490 603
media@glpg.com

Investor relations contact
Sofie Van Gijsel
+1 781 296 1143

Sandra Cauwenberghs
+32 495 58 46 63
ir@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “ongoing,” “will,” and “may” as well similar expressions. Forward-looking statements contained herein include, but are not limited to, statements regarding the announced leadership transition and changes in our Executive Committee and key personnel, statements regarding the search for a suitable successor. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, our ability to effectively transfer knowledge during this period of transition, and those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2022 and our subsequent filings with the SEC. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless specifically required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’